John J. Gallagher III
Executive Vice President
and Chief Financial Officer
Celanese Corporation
1601 W. LBJ Freeway
Dallas, TX 75234
Phone: 972 443 4540
john.gallagher@celanese.com
July 14, 2006
Via EDGAR — Correspondence File
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Re:	Celanese Corporation Form 10-K for the year ended December 31, 2005; Form 10-Q for the quarter ended March 31, 2006; File Nos. 1-32410 and 333-122587-18
Dear Mr. Decker:
We have reviewed the comments in your letter dated June 29, 2006. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Per your request, our responses are as follows:
CELANESE CORPORATION
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.

Response: Our proposed revisions are included in our responses below.
Management’s Discussion and Analysis
     Selected Data by Business Segment, page 68
2.	Your current presentation of the segment total of net sales, special (charges) gains, operating profit (loss), earnings (loss) from continuing operations before tax and minority interests, and depreciation and amortization appears to constitute non-

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GAAP financial measures. Please remove the total amounts, or provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response: We respectfully submit that the Selected Data by Business Segment does not constitute non-GAAP financial measures. We have not adjusted or eliminated revenues or expenses from the segments disclosed in this table. We believe this presentation of segment results is helpful to investors to better understand our business.

We believe that the presentation is consistent with the answer to Question 16 of the FAQ’s Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, which states that:
If the aggregate revenues presented for each product sum to the revenue amount presented on Company XYZ’s financial statements, such a table would not be considered a non-GAAP financial measure. The presentation would be considered a non-GAAP financial measure under Regulation G and Item 10(e) of Regulation S-K, however, if the revenue is adjusted in any manner.
As stated above, we have not adjusted revenues or expenses in our presentation. However, based on your request that the Selected Data by Business Segment be reconciled to a GAAP measure or the total amounts removed, we are willing to delete Selected Data by Business Segment from future filings.
Liquidity and Capital Resources
     Covenants, page 98
3.	Given that the ratio amounts you have presented are calculated using amounts that are not calculated in accordance with GAAP, please provide a reconciliation of the currently presented ratio amounts to ratio amounts that are calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(b) of Regulation S-K.

Response: We respectfully refer you to Question 10 of the FAQ’s Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. The answer to Question 10 provides that:
Despite the prohibition in Item 10(e), if management believes that the credit agreement is a material agreement, that the

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covenant is a material term of the credit agreement and that information about the covenant is material to an investor’s understanding of the company’s financial condition and/or liquidity, the company may be required to disclose the measure as calculated by the debt covenant as part of its MD&A.
The debt covenant ratios we presented are in our credit agreements. We have disclosed (i) the materiality of the agreements and the covenants, (ii) the amounts required for compliance with the covenants, and (iii) the consequences of non-compliance with the covenants. Therefore, we believe that our bank covenant disclosure is proper and we should not be required to provide additional reconciliation about our debt covenant ratios.
     Contractual Obligations, page 100
4.	Please revise your table of contractual cash obligation to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response: We did not include estimated interest in the table in reliance upon footnote 46 to Release 33-8350, dated December 19, 2003, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, which states that interest “may not be included in the tabular disclosure.” However, in future filings we are willing to add estimated interest payments on our debt to our table of contractual cash obligations.
     Item 9A. Controls and Procedures, page 116
5.	You state that in September 2005 you identified a significant deficiency in internal controls relating to sales to countries and other parties that are or have previously been subject to sanctions and embargoes imposed by the U.S. government. Although as of December 31, 2005 this significant deficiency has not been fully remediated, you believe that you have taken remediation measures that, once fully implemented, will be effective in elimination this deficiency. Please expand your disclosure to address how in light of this significant deficiency, you were able to conclude that your disclosure controls and procedures were effective at December 31, 2005 and March 31, 2006.

Response: We have spent significant time and expense in designing and

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implementing our disclosure controls and procedures and believe they are currently effective and were effective as of December 31, 2005 and March 31, 2006.

We believe that our disclosure concerning the export sales is accurate and complete and has been updated as our internal investigation continues to proceed. We have promptly disclosed this information to the U.S. government agencies responsible for regulation of these export issues.

We classified the export sales issue as a significant deficiency and not a material weakness because the amount of the relevant sales could not have been material to our company. We concluded that this significant deficiency did not preclude us from determining that we had effective disclosure controls and procedures as of December 31, 2005 and March 31, 2006. Our independent auditors agreed with the classification of this issue as a significant deficiency.

Please note that we voluntarily disclosed this significant deficiency (See Question 11 of the SEC FAQ’s, revised October 6, 2004, regarding Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports). Also, as a relatively new public company, our initial Section 404 internal control assessment and report is not due until we file our Report on Form 10-K for the year ending December 31, 2006.

6.	You state that your disclosure controls and procedures were effective for gathering, analyzing and disclosing the material information you are required to disclose in the reports you file under the 1934 Act, within the time periods specified in the rules and forms of the Securities and Exchange Commission. This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your definition to also clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. Please also confirm to us that your disclosure controls and procedures were effective as of December 31, 2005 and March 31, 2006 when evaluating based on the complete definition of disclosure controls and procedures.

Response: In future filings we will modify our disclosure concerning disclosure controls and procedures consistent with the following paragraph, which has been marked to show changes from our 10-K for the year ended December 31, 2005:

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Celanese Corporation (“Celanese”), under the supervision and with the participation of Celanese’s management, including the chief executive officer (CEO) and chief financial officer (CFO), performed an evaluation of the effectiveness of Celanese’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “34 Act”)) as of the end of the period covered by this report. Disclosure controls and procedures are defined as controls and other procedures, including those designed to ensure that information required to be disclosed is accumulated and communicated to the issuer’s management as appropriate to allow timely decisions regarding disclosure, of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the 34 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. These controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to management, including the CEO and CFO, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, and as a result of the remediation of the material weaknesses completed during the period covered by this Annual Report, Celanese’s CEO And CFO concluded that, as of the end of the period covered by this Annual Report, Celanese’s disclosure controls and procedures were effective for gathering, analyzing and disclosing the material information Celanese is required to disclose in the reports it files under the 34 Act, within the time periods specified in the rules and forms of the SEC. Except as discussed above, there have been no significant changes in Celanese’s “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the 34 Act, as amended) during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.
We further hereby confirm that our disclosure controls and procedures were effective as of December 31, 2005 and March 31, 2006 based on the complete definition of disclosure controls and procedures as set forth in the preceding paragraph.

July 14, 2006

Financial Statements
     Statements of Operations, page F-4
7.	Given that certain of the special charges and gains have been recorded in multiple periods presented, it is not clear how you determined it was appropriate to characterize these amounts as special. For example, your disclosures in note 20 indicate that you have incurred restructuring expenses in every period. Refer to Item 10(e)(1)(ii)(b) of Regulation S-K. Please advise or revise your description.

Response: We classify certain income or expense items as “special” if, in our judgment, they are incurred outside the normal ongoing course of our business operations. We believe that our delineation of “special charges” in our consolidated statements of operations and accompanying footnotes prepared in accordance with GAAP is helpful disclosure to investors and in compliance with SEC rules and regulations. Item 10(e)(1)(ii)(B) of Regulation S-K prohibits adjusting a GAAP measurement with items identified as a “non-recurring, infrequent or unusual” charge. We do not describe these special gains or losses in this fashion. In response to this requirement, it is our understanding that registrants no longer use these terms generally. The Staff, however, has permitted registrants to define recurring items as “special,” and not run afoul of the rule. Like many registrants, even though we incur unrelated restructuring charges periodically, we believe that these charges are episodic, unpredictable and not routine. Accordingly, we believe that our disclosure is consistent with Item 10(e) of Regulation S-K.
     Statements of Shareholders’ Equity (Deficit), page F-6
8.	Please present a separate column for each class of stock which shows the changes in the number of shares of stock for each period presented in accordance with Rule 5-02 of Regulation S-X.

Response: We respectfully draw the Staff’s attention to Note 19. Shareholders’ Equity (Deficit) on page F-54 of our annual report on Form 10-K for the year ended December 31, 2005 where the requested disclosure is presented in accordance with Rule 5-02.30 of Regulation S-X.
Notes to Financial Statement
Note 4. Summary of Accounting Policies
     Property, Plant and Equipment, page F-17
9.	You state that effective January 1, 2005, you revised the estimated useful lives of certain machinery and equipment purchased subsequent to that date. Please disclose the effect on earnings (loss) from continuing operations and net earnings (loss) and related per-share amounts. Refer to paragraph 22 of SFAS 154.

July 14, 2006

Response: In connection with finalizing the purchase accounting associated with our April 6, 2004 acquisition of Celanese AG, we assessed the useful lives of acquired fixed assets. During 2005, we also assessed the appropriateness of our policy for useful lives of fixed assets acquired subsequent to April 6, 2004, and adjusted certain useful lives. The impact of the change in estimated useful lives was a reduction in 2005 depreciation expense by approximately $9 million, and an increase in 2005 net income by approximately $8 million or $0.05 per share. We will disclose the impact of this change in our annual report on Form 10-K for the year ending December 31, 2006.

10.	For each period presented, please disclose the amount of interest capitalized. Refer to paragraph 21(b) of SFAS 34.

Response: We respectfully draw the Staff’s attention to Note 11. Property, Plant and Equipment on page F-33 of our annual report on Form 10-K for the year ended December 31, 2005 which includes the requested disclosure.
     Financial Instruments, page F-18
11.	Please tell us more about your accounting for call options used to offset some of the exposure to variability in expected cash flows attributable to changes in your stock price related to stock appreciation rights plans. Specifically tell us the following:
•	Please clarify whether you as the successor entity continue to use these call options;

•	For each period presented tell us the amounts and specific line items in which amounts were recorded on your financial statements related to these call options; and

•	Tell us the accounting literature, which should include SFAS 133, that you relied upon to determine the appropriate accounting and demonstrate how your accounting complies with this literature.

Response: Our predecessor company used call options through March 31, 2003 to offset some of the exposure to variability related to the predecessor’s stock appreciation rights; however, we as the successor company have not used such call options. Our predecessor relied upon Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) to determine the appropriate accounting treatment. Our successor company financial statements therefore include no impact in any line item during or as of the periods ended December 31, 2004; December 31, 2005; and March 31, 2006. The predecessor company reported expense of approximately $1.3 million associated with these transactions during 2003, the year in which the call options expired.

July 14, 2006

     Earnings Per Share, page F-23
12.	In light of your dividend policy discussed on page 52 and dividends paid to Series B shareholders discussed on page 60, please tell us what consideration you gave to presenting earnings per share using the two class method in accordance with paragraphs 60 and 61 of SFAS 128 and EITF 03-6.

Response: In connection with the filing of our S-1 (File No. 333-120187), amendment number 2, we received an SEC comment letter dated January 10, 2005 which raised the same issue in Comment 25 about the possible use of the two class method. Simpson Thacher & Barlett LLP, our outside SEC counsel, responded on our behalf in a letter to Pamela A. Long and Lesli Sheppard, dated January 12, 2005, as follows:
As discussed by teleconference on January 11, 2005 among Jeanne Baker and Marie Trimeloni of the accounting staff and the Registrant, the Registrant has expanded its disclosure in footnote (i) on page 71 in lieu of presenting the earnings per share using the two class method.
Accordingly, based upon the foregoing agreement with the SEC in January 2005, in our S-1 and in all subsequent filings with the Commission we have combined the total Series A and Series B weighted average common shares outstanding for our computation of earnings per share.

Also, in assessing our disclosure, please consider the fact that both the Series A and Series B common shares were simultaneously outstanding only from January 21, 2005 until April 7, 2005 (less than three months), at which time the Series B common shares converted to Series A common shares.
Accounting for Sorbates Matters, page F-23
13.	Given that you demerged from Hoechst on October 22, 1999, please clarify why you record recoveries from Hoechst and its legal successors directly to shareholders’ equity (deficit), net of tax, as a contribution of capital in the consolidated balance sheet.

Response: The accounting for the sorbates matter was the subject of a comment from the SEC in a letter dated August 13, 2004 (Comment 53) relating to an S-4 (File No. 333-117387) filing by two of our subsidiaries. The response by our counsel, dated September 10, 2004, contained the following:

Celanese was demerged from Hoechst in October 1999. In

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accordance with the demerger agreement between Hoechst and Celanese, a Celanese subsidiary, then successor to Hoechst’s Sorbates business, was assigned the primary liability resulting from certain anti-trust activities that occurred in the Sorbates industry (prior to the demerger from Hoechst). As part of the demerger agreement, Hoechst agreed to indemnify and reimburse Celanese for 80% of amounts paid by Celanese for such obligations. In addition, Hoechst has agreed to lead the defense of such claims in the courts.

In determining the accounting treatment, Celanese referred to the guidance found in SAB Topic 1.B.1., which states that “In general, the staff believes that the historical income statements of a registrant should reflect all of its costs of doing business. Therefore, in specific situations, the Staff has required the subsidiary to revise its financial statements to include certain expenses incurred by the parent on its behalf.”

Accordingly, since Celanese is successor to the Sorbates business and is primarily liable for the costs associated with the Sorbates matter, the charges incurred by Hoechst prior to the demerger were reflected fully in Celanese’s income statement for periods prior to the demerger. The amount reimbursable by Hoechst (equal to 80% of the amount recorded in the income statement) was recorded in equity, as a capital contribution, net of tax at the inception of Celanese. Subsequent to the demerger, Hoechst continues to lead the defense, although the expenses are recorded fully in Celanese’s income statement (when FASB 5 criteria for recognition of a liability have been met) as Celanese is primarily obligated for the costs in accordance with the demerger agreement. The reimbursements as a result of the indemnification from Hoechst are treated as equity contributions (even though Hoechst does not own Celanese at such time), under the basis that this matter was a pre-existing condition prior to Celanese’s demerger from Hoechst and Hoechst contributed the indemnification to Celanese in the demerger.

With respect to the cash flow treatment, the adjustment related to the assessment of the fine to Hoechst in 2003 resulted in the following cash flow statement impact:
•	A non-cash adjustment of $95 million to reconcile net

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earnings to cash provided by operating activities. This related to the Special Charges recorded related to the recording of the liability adjustment necessary when the fine to Hoechst was assessed. This is included in the line item, Special Charges, net of amounts used;

•	A non-cash charge to equity of $44 million, net of taxes, reflecting the non-cash contribution of an asset recorded in additional paid capital. The contributed asset relates to the receivable, which is equal to 80% of the applicable fine, net of taxes. This treatment is consistent with the guidance in SFAS 95, Statement of Cash Flows, (SFAS 95) paragraph 32; and

•	The past and future payments and proceeds related to the liability and receivable are settled net with Hoechst and flow through the cash flow net in the line item, Special Charges, net of amounts used, during the period in which the balance sheet line items are relieved with cash. As the amounts are settled in a net amount with the other party, the treatment is consistent with the guidance found in SFAS 95, paragraphs 12 and 24.
The Registrants are currently evaluating all accounting policies at the consolidated parent company level which upon completion of the evaluation could result in a change in accounting treatment of this item as a result of the ownership change.
We respectfully note that this issue was cleared with the Staff pursuant to our previous response.
Note 10. Investments
     Cost Investments, page F-32
14.	On page F-16, you disclose that certain investments where you own greater than a 20% and can not exercise significant influence or control are accounted for under the cost method. For your investments in National Methanol Company (Ibn Sina) and Nantong Cellulose Fibers Co. Ltd., tell us how you determined you do not exercise significant influence given your ownership percentage.

Response: In assessing the appropriate accounting policy with respect to our

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investments in National Methanol Company (“Ibn Sina”) and Nantong Cellulose Fibers Co. Ltd. (“Nantong”) we considered the guidance of APB 18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”) and EITF Topic No. D-46, Accounting for Limited Partnership Investments (“EITF D-46”).

With respect to the APB 18 assessment, we considered various factors in determining that we do not exercise significant influence over these investments. Those factors are outlined separately below for each investment. With respect to EITF D-46, we determined that the provisions of that topic are not applicable to these investments, as both were entered into prior to May 18, 1995.

Ibn Sina APB 18 Assessment. (25% owned by Celanese)

Located in Saudi Arabia, Ibn Sina produces chemical grade methanol and MTBE. The primary factor supporting the conclusion of cost accounting for this investment is the influence exerted over Ibn Sina by the Saudi government. Saudi Basic Industries Corporation (“SABIC”), an entity controlled by the Saudi government, owns 50% of Ibn Sina. Ibn Sina’s day-to-day management is handled through a shared services arrangement with SABIC; we currently have only one employee working in Saudi Arabia at Ibn Sina. SABIC elects the chairman of the board of directors and controls four of the eight board seats. We control two of the board seats. All production of Ibn Sina is sold to SABIC. We do not have the ability to receive timely GAAP financial information. In summary, we believe SABIC’s influence, and its affiliation with the Saudi government, does not afford us the ability to exercise significant influence over our Ibn Sina investment.

Nantong APB 18 Assessment. (31% owned by Celanese)

Located in China, Nantong produces acetate flake and tow for use in the manufacture of cigarette filters. The primary factor supporting the conclusion of cost accounting for this investment is the direct influence exerted over Nantong by the Chinese government. Through the State Tobacco Monopoly Administration, the Chinese government strictly controls all tobacco manufacturing and trade in China, and directs all activities including pricing and distribution. China National Tobacco Corporation, an entity controlled by the Peoples’ Republic of China, owns 69% of Nantong. Accordingly, our partner in the investment has the ability to make unilateral decisions. We also do not have the ability to receive timely GAAP

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financial information. In summary, we believe that the direct affiliation with the Chinese government prevents us from exercising significant influence over our Nantong investment.
Note 18. Environmental
     German InfraServs, page F-51
15.	You state that the InfraServs, primarily relating to equity and cost affiliates which are not consolidated by you, have reserves of $69 million and $81 million as of December 31, 2005 and 2004, respectively. You also provide your ownership interest and environmental liability participation percentages for such liabilities which cannot be attributed to an InfraServ partner. It is not clear what your exposure is related to these matters. Please expand your disclosure to clarify your exposure to potential environmental obligations related to the German InfraServs. Please provide the disclosures required by paragraphs 9 and 10 of SFAS 5, which should include whether any amounts have been accrued as well as whether it is reasonably possible that a loss or additional loss may have been incurred. If so, please disclose the estimated possible loss or range of loss or state that such and estimate cannot be made. Please also clarify whether the indemnification agreement you entered into with Hoechst in connection with the demerger agreement, which is discussed on page F-53, applies to the German InfraServs matters as well.

Response: To our knowledge, all known environmental remediation liabilities at the InfraServ sites are the responsibility of, and are being addressed by, either a site user (tenant or lease holder) or the respective InfraServ entity. Although the disclosure addresses the contingency of how liabilities would be handled if they were not satisfied by the InfraServ companies, we are currently not aware of any instances in which this has occurred in the past and have no reason to believe that this may occur in the future. On this informed basis, we believe that it is not probable that any such losses will be incurred in the future. Accordingly, we have not established any accruals to cover this contingency and no further disclosure pursuant to paragraphs 9 and 10 of SFAS 5 is required.

In addition we respectfully advise the Staff that the indemnification agreement we entered into with Hoechst in connection with the demerger agreement, which is discussed on page F-53, does not apply to the German InfraServs matters as well. That arrangement applies only to future remediation liabilities for environmental damages from nineteen specified divested Hoechst entities. It does not apply to our retained interest in the InfraServ entities. However, as discussed in the disclosure at the end of the first paragraph on page F-52, there is a separate clause in the demerger agreement whereby in certain circumstances we could be responsible for the elimination of residual contamination on several sites formerly owned by Hoechst

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that were not transferred to InfraServ companies. In these cases, Hoechst is obligated to indemnify us for two-thirds of any liabilities. However, we are not aware of any such liability or potential liability (except where this liability is also and primarily covered by the indemnification discussed on page F-53) and, therefore, we have not established accruals to cover such liabilities.
Note 25. Commitments and Contingencies
     Other Matters, page F-74
16.	As of December 31, 2005, you state that you are a defendant in approximately 630 asbestos cases. You have reserves for defense costs related to claims arising from these matters. You believe that there is not significant exposure related to these matters. Please provide additional information regarding these asbestos cases. These disclosures should include those required by paragraphs 9 and 10 of SFAS 5 as well as SAB Topic 5:Y, which at a minimum should disclose the amount accrued as of December 31, 2005 as well as the amount of any additional estimated loss or range of loss that is reasonably possible.

Response: With respect to the asbestos litigation, we believe that we have properly reserved for and disclosed our asbestos liability pursuant to Statement of Financial Accounting Standards No. 5 (“SFAS No. 5”). Our significant experience in the resolution of asbestos cases provides us with the data, including the historical spending for each type of case, to establish reserves under SFAS No. 5. We have fully reserved for the outstanding asbestos cases as of each balance sheet date. We reserve based on a point estimate, and do not calculate a potential range of loss, based on a relatively stable level of spending per outstanding case in recent history. We accordingly have no basis to believe there is a reasonably possible range of loss materially beyond the amount accrued.

In assessing our asbestos liability disclosure, please consider that our involvement in the asbestos litigation is based predominantly upon “premises” claims and not “product” claims, and the amount we have paid to resolve our typical case is relatively low. Further, the substantial majority of our spending relates to legal fees, as opposed to actual plaintiff settlements. The amount of our current asbestos reserve is not material to us. We do not disclose the amount of the reserve because this sensitive information might be used against us in various ongoing and potential litigation actions. In future filings, we will supplement our asbestos disclosure by stating the number of cases filed for each period presented, as well as the number of cases dismissed, settled or otherwise resolved for each period.

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FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2006
General
17.	Please address the above comments in your interim filings as well.

Response: With respect to our Form 10-Q for the quarter ended March 31, 2006, we reiterate the foregoing responses to the extent relevant to our 10-Q. We will modify our future 10-Q filings as indicated in the foregoing responses to the extent relevant to a 10-Q filing.
CELANESE HOLDINGS LLC
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
General
18.	Please address the comments above, as applicable, to Celanese Holdings LLC.

Response: With respect to our Celanese Holdings LLC Form 10-K for the year ended December 31, 2005, we reiterate the foregoing responses to the extent relevant to Celanese Holdings LLC. We will modify our future Celanese Holdings LLC filings as indicated in the foregoing responses to the extent relevant to Celanese Holdings LLC.
*           *          *          *

July 14, 2006

In connection with the foregoing responses, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for the opportunity to provide responses to your comments. Please feel free to contact me with any additional questions or comments you may have.
Best regards,
John J. Gallagher III
Executive Vice President and Chief Financial Officer
cc:      Edward P. Tolley, III, Simpson Thacher & Barlett LLP